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AXCAN PHARMA, INC.
597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4
Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	June 5, 2003
Press Release for immediate distribution

SALIX REJECTS AXCAN PHARMA'S REQUEST FOR RIFAXIMIN DATA;
AXCAN ENCOURAGES SALIX STOCKHOLDERS TO ELECT INDEPENDENT DIRECTOR
NOMINEES AT SALIX'S JUNE 19, 2003 ANNUAL MEETING

        MONT ST. HILAIRE, Quebec, Canada—In a letter today, Axcan Pharma Inc. (NASDAQ: AXCA) urged Salix Pharmaceuticals (NASDAQ: SLXP) stockholders to support the election of the independent director nominees proposed by Axcan.

The text of the letter follows:

Dear Salix Pharmaceuticals Stockholder:

        As you may be aware, we are soliciting proxies to elect five highly-qualified, independent directors to the Salix board at the June 19th annual meeting of Salix stockholders. If elected, we expect these independent directors will act in YOUR best interests.

SALIX "NOT FOR SALE"—COMPANY CONTINUES TO REFUSE TO TAKE
STEPS NECESSARY TO REALIZE IMMEDIATE STOCKHOLDER VALUE

        On May 30th, in the interest of trying to pursue a negotiated transaction, we contacted Salix's CEO to discuss Salix's estimates for Rifaximin. We hoped Salix could provide us with additional information that would justify the claims about the potential value of this pipeline product and recent statements about the profitability of the company. We were extremely disappointed with Salix's response.

        First, Salix refused to provide additional information regarding Rifaximin to Axcan—the only active bidder for the company that we are aware of—even though Salix claims it has shared non-public information and had discussions with "many other companies." Second, Salix's CEO asserted that "Salix is not for sale at anything close to Axcan's $10.50 tender offer or the current market price" (emphasis added). Lastly, Salix claimed that "it would be inappropriate and not in the interests of Salix stockholders" to engage in open discussions with Axcan.

        Instead of speaking to bidders, exploring strategic alternatives or looking for ways to increase stockholder value, the only real action we have seen from Salix's board and management are salary raises and increased severance packages.1

Salix Schedule 14D-9 (Amendment 7), filed with the SEC on June 4, 2003, announcing May 30, 2003 increase in Adam Derbyshire's salary and severance benefits, and adoption of employee severance and bonus plan.

        These are not the actions of a management team that is serious about exploring alternatives for creating stockholder value. These are not the actions of a company committed to giving stockholders control of their future or to obtaining the highest price for their shares. Instead, these seem to be measures taken by an incumbent board and management team that is willing to do everything possible to remain in office—and to avoid answering serious questions about the future of Salix. We think Salix stockholders deserve better.

YOU DESERVE HIGHLY QUALIFIED, INDEPENDENT DIRECTORS

        The independent director nominees proposed by Axcan are accomplished and qualified individuals who are independent of both Axcan and Salix and will act in your interest. As a group, this slate represents a unique combination of industry expertise, public company experience and a commitment to good corporate governance.

  •
  Richard Williams: Founder and President, Conner-Thoele Limited; Director, EP Med Systems; Director, ISTA Pharmaceuticals; former Vice Chairman—Strategic Planning and Director, King Pharmaceuticals Inc.; former Chairman and Director, Medco Research.

  •
  John Coates: Professor of Law, Harvard Law School; former Partner, Wachtell, Lipton, Rosen & Katz specializing in transactional law.

  •
  Gerald Bruno, Ph.D.: President, SL Ventures; former President, Chief Executive Officer and Founder, BioTrax International, Inc.; former Executive Vice President, National Medical Care Inc.; Chairman, Health Resources Group; Director, Triosyn Corp.

  •
  Scott Bice: Professor of Law and former Dean, University of Southern California Law School; Director, Western Mutual Insurance Company; Director, Residence Mutual Insurance.

  •
  Gideon Argov: Partner, Parthenon Capital; former Chairman, President and Chief Executive Officer, Kollmorgen Corporation; Director, Transtechnology Corporation; Director, Amazys Holding Company.

IF ELECTED, THE INDEPENDENT DIRECTOR NOMINEES WILL ACT
ON YOUR BEHALF—NOT ON BEHALF OF SALIX MANAGEMENT OR AXCAN

        Let's be clear—if elected, the independent director nominees may not support our offer. That's O.K. At least you will know that they have evaluated strategic alternatives fairly, objectively and completely. If elected, we expect the independent director nominees, in accordance with their fiduciary duties, to:

  •
  Review detailed information about Salix's current business plan, sales projections and regulatory strategy;

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  Explore and review strategic alternatives, including Axcan's offer and any other viable third party offers;

  •
  Canvass stockholders and determine their position on a transaction and the strategic direction of the company; and

  •
  Make an informed, disinterested determination of how to maximize stockholder value.

        If these independent director nominees are elected, Axcan understands that they may need time to review alternatives regarding Salix's future and to discharge their fiduciary duties to the company's stockholders. In this case, Axcan would be willing to consider extending its tender offer beyond the current June 27, 2003 expiration date.

WE URGE YOU TO VOTE THE GOLD PROXY TODAY

        We urge you to return the enclosed GOLD proxy card to support the election of our independent director nominees. Your vote is crucial, no matter how many shares you own. We urge you NOT to sign the proxy card sent to you by Salix. Even if you have previously signed a proxy card sent to you by Salix, you can revoke it by signing, dating and mailing the enclosed GOLD proxy card in the envelope provided. If you have any questions about voting your proxy or need additional information about our proposal or the stockholders meeting, please contact MacKenzie Partners, Inc. at (800) 322-2885.

THE BOTTOM LINE:

  •
  Our current tender offer expires on June 27, 2003.

  •
  If the Salix stockholders haven't elected the independent director nominees or meaningful (from Axcan's perspective) negotiations between Salix and Axcan haven't begun by June 27, 2003, our offer will expire, your shares will not be purchased and the support we believe our offer has given to the Salix stock price will be gone.

  •
  If our offer expires, you may no longer be able to realize immediate, full value for your shares (in our offer or otherwise) and will be left with the promises of Salix's board and management.

Very truly yours,

/s/ LÉON F. GOSSELIN

Léon F. Gosselin
Chairman, President and Chief Executive Officer
Axcan Pharma Inc.

*    *    *

        J.P. Morgan Securities Inc., is advising Axcan on this transaction and is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

        Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

CERTAIN FORWARD LOOKING STATEMENTS

        To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Axcan's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION

        Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$10.50 per share, net to the seller in cash, without interest. The offer is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2003. The offer is conditioned upon, among other things:

  •
  Salix's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the offer a number of shares, including the associated preferred share purchase rights, representing, including the shares owned by Axcan and Saule, at least a majority of all outstanding shares on a fully diluted basis;

  •
  The Board of Directors of Salix shall have redeemed the preferred share purchase rights or Saule shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

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  The Board of Directors of Salix shall have approved the offer and the proposed merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Saule shall be satisfied that Section 203 does not apply to or otherwise restrict the offer and the proposed merger; and

  •
  Axcan shall have received proceeds under the facilities contemplated by its commitment from the National Bank of Canada sufficient, together with cash on hand, to consummate the offer and the proposed merger.

        The offer is also subject to other customary conditions. Subject to the requirements of applicable law, all of the conditions to the offer may be waived and the offer period may be extended. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated April 10, 2003, the Supplement to the Offer to Purchase, dated May 20, 2003, and the related revised Letter of Transmittal. The Offer to Purchase is attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Axcan and Saule with the Commission on April 10, 2003, as the same has been and may be amended or supplemented from time to time. The Supplement to the Offer to Purchase and the related revised Letter of Transmittal are attached as exhibits to the amendment to the Tender Offer Statement on Schedule TO/A filed by Axcan and Saule with the Commission on May 20, 2003, as the same may be amended or supplemented from time to time.

        The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

        On May 20, 2003, Axcan and Saule filed with the Commission a definitive proxy statement in connection with the election of the nominees of Axcan and Saule (the "Director Nominees") to the Salix board of directors at the Salix 2003 annual meeting of stockholders. Axcan expects to file other proxy solicitation materials regarding the election of the Director Nominees or the proposed business combination between Axcan and Salix. Investors and security holders are urged to read the definitive proxy statement and other proxy material (when they become available) because they contain or will contain important information. The definitive proxy statement was first mailed on or about May 20, 2003 to all stockholders of Salix of record as of April 25, 2003. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in the definitive proxy statement on Schedule 14A filed on May 20, 2003 by Axcan with the Securities and Exchange Commission.

        Investors and security holders may obtain a free copy of the offer to purchase, the supplement thereto, the definitive proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the supplement thereto, the definitive proxy statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Steve Lipin/Cindy Leggett-Flynn Brunswick Group Tel: (212) 333-3810

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SALIX REJECTS AXCAN PHARMA'S REQUEST FOR RIFAXIMIN DATA; AXCAN ENCOURAGES SALIX STOCKHOLDERS TO ELECT INDEPENDENT DIRECTOR NOMINEES AT SALIX'S JUNE 19, 2003 ANNUAL MEETING